May 1, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3030
Washington, D.C. 20549
Attn: Amanda Ravitz, Assistant Director

Re:    Intel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 000-06217

Dear Ms. Ravitz,

Intel Corporation (”Intel”, “we”, or “us”) has received the comment letter dated April 17, 2017 from the staff of the Division of Corporation Finance (“Staff”), and the following represents our response to the Staff’s comments. For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2016 (“2016 Form 10-K”)

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Comment No. 1

Data Center Group, page 35

Please revise future filings to clarify the relative amounts of growth attributable to the markets you identify, whether any markets served by this segment materially offset such growth and the reasons underlying those changes. For example, please revise future filings to disclose the relative amounts of growth related to “cloud service provider and communication service provider market segment” and the offsetting impact caused by other markets served by this segment, and the reasons those markets changed. We note, in this regard, management’s statements during its 4th quarter earnings call regarding the percentage growth in cloud and communication, the decline in enterprise and government and reasons for the growth in cloud and decline in enterprise. Please also refer to your response to comment 2 in your letter to us dated April 23, 2013.
Response to Comment No. 1

We acknowledge the Staff’s comment requesting additional clarification and explanation of the relative amounts of growth attributable to markets we identify and whether any markets served by this segment materially offset such growth. On page 31 of the MD&A of the Form 10-Q that we filed on April 27, 2017 (“Q1’17 Form 10-Q”), we provided enhanced disclosure regarding the growth of the markets served by the Data Center Group. This enhanced disclosure is consistent with the information management provided in our earnings calls and related material. We will provide disclosure in future filings consistent with the manner in which we analyze and explain material trends in this segment’s business.

Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95054
www.intel.com

United States Securities and Exchange Commission
Division of Corporation Finance
May 1, 2017

Comment No. 2

Internet of Things Group, page 37

Please revise future filings to provide a clear and quantified discussion of the underlying material causes of changes in the results you disclose. We note that your current disclosure refers to general causes such as “higher IOTG platform unit sales” and “higher IOTG platform average selling prices,” but does not explain the reasons for these changes or quantify how each factor contributed to the period over period increases. Additionally, if, as indicated in management’s 4th quarter earnings call, the changes to which you refer were driven primarily by specific markets served by this group, please revise to clarify the markets driving those changes and any material offsetting impact in other markets.

Response to Comment No. 2

We acknowledge the Staff’s comment requesting clear and quantified explanations over the material trends and factors affecting our IOTG operating segment. On page 31 of the MD&A of the Q1’17 Form 10-Q, we quantified the impacts to revenue from changes in IOTG platform unit sales and average selling prices. This enhanced disclosure will be consistent with the information management provided in our earnings calls and related material. We will provide other information that may be material or otherwise useful to users of our financials, such as changes in our financial performance driven by specific markets served by IOTG, to the extent identifiable and reasonably quantifiable.

Comment No. 3

Provision for Income Taxes, page 41

We note the discussion of the decrease in your effective tax rate due to a higher proportion of income generated in lower tax jurisdictions each period. We also note the growing impact of non-U.S. income taxed at different rates on your effective tax rate disclosed in Note 8 to your financial statements. In future filings please revise this section to explain the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the primary taxing jurisdictions where your foreign earnings are derived, the location of tax holidays and the relevant statutory rates in those jurisdictions. Discuss any uncertainties relating to the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

Response to Comment No. 3

We derive a significant portion of our earnings in non-U.S. jurisdictions, many of which have statutory rates that are favorable to the U.S. statutory tax rate. Our non-U.S. income before taxes has increased each year from 2014 through 2016. As a result, our non-U.S. earnings, as a proportion of worldwide earnings, have grown significantly in recent years, reaching approximately 46% of worldwide income before taxes in 2016, as compared to approximately 38% and 27% in 2015 and 2014, respectively. The non-U.S. earnings growth resulted in a growing impact of non-U.S. income taxed at different rates.
In future filings, we will enhance our income tax footnote to include a discussion of: (i) the primary taxing jurisdictions where our foreign earnings are derived, (ii) the location of tax holidays, (iii) the relevant statutory rates in those jurisdictions, and (iv) the risk of material uncertainties relating to the income tax rates or benefits that we currently receive in those jurisdictions.

**********

United States Securities and Exchange Commission
Division of Corporation Finance
May 1, 2017

If you have further comments that you would like to have addressed prior to such future filings, please let us know. If you have any questions, you may contact Kevin McBride, Vice President of Finance and Corporate Controller at (971) 215-1229, or Ronald Mueller at Gibson, Dunn & Crutcher at (202) 955-8671.

Sincerely,

/s/ Robert H. Swan
Robert H. Swan
Executive Vice President, Chief Financial Officer, and Principal Accounting Officer
Intel Corporation

cc:	Audit Committee of the Board of Directors of Intel Corporation
Steven R. Rodgers, Executive Vice President and General Counsel
Suzan A. Miller, Vice President, Deputy General Counsel and Corporate Secretary